SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Lumos Pharma, Inc.
(Name of Subject Company (Issuer))
DPV MergerSub, Inc.
a wholly-owned subsidiary of
DPV Parent, Inc.
a wholly-owned subsidiary of
Double Point Ventures LLC
(Names of Filing Persons (Offerors))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
55028X109
(CUSIP Number of Class of Securities)
Christopher Uzpen
President
DPV Parent, Inc.
P.O. Box 4184
Greenwich, CT 06831
(203) 618-5800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Paul D. Broude, Esq.
Garrett F. Bishop, Esq.
Foley & Lardner LLP
111 Huntington Avenue, Suite 2500
Boston, Massachusetts 02199
(617) 342-4000

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 13, 2024 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by DPV MergerSub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of DPV Parent, Inc., a Delaware corporation (“DPV Parent”), which is a wholly-owned subsidiary of Double Point Ventures LLC, a Delaware limited liability company (“DPV”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lumos Pharma, Inc., a Delaware corporation (“Lumos”), in exchange for $4.25 in cash, without interest, subject to any withholding of taxes required by applicable law (such amount per Share, the “Cash Consideration”), plus (ii) one non-transferable, unsecured contingent value right, which represents the right to receive additional contingent cash consideration payable upon achievement of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of DPV, DPV Parent and the Purchaser.
The Offer will expire one minute past 11:59 p.m., New York City time, on December 11, 2024, unless the Offer is extended in accordance with the terms of the Merger Agreement and applicable law (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items to this Amendment. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO.
Items 1 through 9 and Item 11
The Offer to Purchase and Items 1 through 9 and Item 11, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
(a)
The information set forth in the question entitled “What is the CVR and how does it work?” on page 2 of the Offer to Purchase in the Summary Term Sheet is amended and restated in its entirety to read as follows:

“What is the CVR and how does it work?
•
At or prior to the effective time of the Merger (“the Effective Time”), DPV Parent expects to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”). Holders of Shares will receive one CVR for each issued and outstanding Share held at the Effective Time. Holders of In-the-Money-Options and Restricted Stock Units will receive one CVR for each Share underlying such In-the-Money Option and Restricted Stock Unit, respectively (the “Equity Award CVRs”). Each CVR represents the contractual right to receive certain contingent cash payments, subject to applicable tax withholding, calculated as follows:

(i)
upon the first achievement of Annual Global Net Revenue (as defined in the CVR Agreement) in a fiscal year equal to or greater than (A) $500 million, (B) $1 billion, and/or (C) $1.5 billion, a price of $1.00 per share, $1.50 per share, and $2.00 per share, respectively, each calculated during the period beginning on the closing of the Merger (the “Merger Closing”) and ending on December 31, 2037;

(ii)
following the execution of any definitive agreement or series of agreements with any third party (excluding any Company Sale (as defined in the CVR Agreement)) that occurs during the period beginning on the Merger Closing and ending on the 18-month anniversary of the Merger Closing with respect to the sale, assignment, transfer, license, option, non-assert or other disposition of Lumos’s assets acquired by the Purchaser (A) for any exploitation in the cardiometabolic field, or (B) excluding LUM-201, in any other field (each of (A) and (B), a “Transaction”), an amount in cash per CVR equal to 25% of Transaction Proceeds (as defined in the CVR Agreement) after deduction of an amount equal to (x) 50% of the Upfront Cash Consideration (as defined in the CVR Agreement) plus (y) all amounts contributed by DPV Parent in the form of equity investments or loans (including the CTF Agreement (as described in Section 13 — “The Merger Agreement; Other Agreements — Clinical Trial Funding Agreement”)) to Lumos to develop the assets involved in the Transaction, allocated pro rata among all holders of CVRs (“CVR Holders”) and paid as a separate CVR for each Measurement Period (as defined in the CVR Agreement); and
(iii)
upon the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (a) acquisition of direct or indirect beneficial ownership of more than 50% of the outstanding shares of capital stock of Lumos by a unrelated third party or (b) sale, assignment, lease, exclusive license or other disposition of all or substantially all of the assets or business of Lumos to an unrelated third party, a price per share of $2.00 per share ((i) — (iii), the “Milestone Payments”).

•
For illustrative purposes only, if Annual Global Net Revenue in a fiscal year is $1.2 billion (and in no previous fiscal years has Annual Global Net Revenue exceeded $500 million), CVR Holders will receive a cash payment of $2.50 per share (equal to the sum of each of the $1.00 per share paid upon achievement of the $500 million threshold and the $1.50 per share paid upon achievement of the $1 billion threshold), net of certain deductions and tax. Additionally, if Annual Global Net Revenue in a subsequent fiscal year in or before the fiscal year ended December 31, 2037 exceeds $1.5 billion, CVR Holders will receive an additional cash payment of $2.00, net of certain deductions and tax.

•
Also, for illustrative purposes only, if the Company completes an action described in (ii) above, and such agreement results in $100 million in Transaction Proceeds (as defined in the CVR Agreement), holders of CVRs will receive a cash payment of $4.6 million, net of certain deductions and tax, in the aggregate to be distributed pro rata among the holders of CVRs. Such aggregate $4.6 million payment represents 25% of the Transaction Proceeds ($25 million) minus the Upfront Cash Consideration calculated by taking 50% of the product of 8,648,618 Shares (which, for purposes of this illustration, is based on the number of Shares issued and outstanding as of November 6, 2024), and $4.25 ($18.4 million), minus the amounts contributed by DPV Parent to the Company in the form of equity investments or loans for purposes of research and development (which, for purposes of this illustration, is based on a hypothetical contribution amount of $2 million).

•
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Purchaser (and, following the closing of the Merger, the surviving corporation) or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against DPV Parent than those afforded to general, unsecured creditors with respect to the Milestone Payments that may be payable. For additional information on the CVR Agreement, see Section 13 — “The Merger Agreement; Other Agreements — Contingent Value Right Agreement.’”

(b)
The first paragraph on page 27 in Section 11 — “Background of the Offer; Past Contacts; Other Matters” is hereby amended and restated in its entirety to read as follows:

“In the middle of December 2023, the potential institutional investor asked Lumos if they could share notes and analyses regarding its potential investment in Lumos with another investment firm, DPV. Ms. Lawley gave the potential institutional investor permission to share its material with DPV and, on January 3, 2024, Lumos entered a confidentiality agreement with DPV, which did not include a standstill provision.”
(c)
The second to last paragraph on page 27 in Section 11 — “Background of the Offer; Past Contacts; Other Matters” is hereby amended and restated in its entirety to read as follows:

“After continued discussions amongst the parties and finalization of its model, Mr. Uzpen sent Mr. Hawkins and Ms. Lawley a letter of intent, dated May 26, 2024, pursuant to which DPV proposed, among other things, to acquire 100% of Lumos’s outstanding common stock for $2.83 per share in cash (the “May Proposal”). The May Proposal did not include any terms relating to compensation or similar arrangements with any Lumos employee, officer or director.”
(d)
The fourth paragraph on page 28 in Section 11 — “Background of the Offer; Past Contacts; Other Matters” is hereby amended and restated in its entirety to read as follows:

“On August 23, 2024, Mr. Uzpen responded with a revised letter of intent for a potential merger or acquisition with Lumos for $30 million in aggregate equity value upfront, plus one CVR per share. This approximated $3.39 per Share assuming an estimated 8.84 million shares outstanding. This revised letter of intent did not include any terms relating to compensation or similar arrangements with any Lumos employee, officer or director.”
(e)
The last two paragraphs on page 29 in Section 11 — “Background of the Offer; Past Contacts; Other Matters” are amended and restated in their entirety to read as follows:

“On September 30, 2024, Foley & Lardner sent an initial draft of the tender and support agreement to Cooley.
On October 2, 2024, Cooley sent Foley & Lardner a revised draft of the tender and support agreement, which modified the time in which subsequently acquired shares would be required to be tendered in the offer, added representations and warranties of Parent and Merger Sub, added exemptions to the restrictions on transfer, modified covenants of the party to the tender and support agreement with respect to responsibility for certain expenses and qualified that the tender and support agreement would terminate in the event the Company makes an Adverse Recommendation Change.
On October 4, 2024, Foley & Lardner sent Cooley a revised draft of the tender and support agreement which modified the representations and warranties of the parties and modified covenants of the party to the tender and support agreement with respect to responsibility for certain expenses.
On October 5, 2024, Foley & Lardner sent Cooley an initial draft of the clinical trial funding agreement which proposed, among other things, a maximum loan of $7.5 million to be advanced directly to third parties for the payment of certain clinical trial expenses of Lumos for LUM-201, a 15% interest rate per annum, a first priority security interest in all of Lumos’s assets, other than certain customary exclusions, customary representations and warranties, the definition of material adverse event, customary covenants of the Company and certain events of default including the failure to make requirement payments to DPV, any representation or warranty of the Company being incorrect in any material respect, a breach by the Company. of its covenants thereunder, certain bankruptcy and insolvency events and the occurrence of a material adverse event. On October 9, 2024, Cooley sent Foley & Lardner a revised draft of the clinical trial funding agreement, which the parties continued to negotiate through October 20, 2024, including with respect to the advancement of funds thereunder, the definitions of material adverse event, permitted liens and permitted indebtedness, and the events of default thereunder.
On October 7, 2024, Cooley sent Foley & Lardner the final draft of the tender and support agreement which clarified that the party to the tender and support agreement would use their reasonable best efforts to assist Parent, Merger Sub and the Company in completing the Offer, but at Parent’s expense.”

(f)
The information set forth in the second paragraph under the caption “Tender and Support Agreements” on page 47 included in Section 13 — “The Merger Agreement; Other Agreements — Tender and Support Agreements” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Pursuant to the Tender Agreements, each of the Supporting Stockholders agreed to tender in the Offer any Shares he she, or it holds, including Shares acquired after October 22, 2024, promptly following the commencement of the Offer, and in any event no later than the 10th business day following the receipt by the Supporting Stockholder of the offer documents. Each of the Supporting Stockholders has also agreed not to withdraw his, her or its Shares from the Offer at any time while (i) the Merger Agreement remains in effect, (ii) the Offer remains in effect, or (iii) the Tender Agreement remains in effect. In the event a Supporting Stockholder exercises its statutory withdrawal rights, DPV Parent and Purchaser will allow the applicable Shares to be withdrawn and will pursue available contractual remedies to ensure compliance with the terms of the applicable Tender Agreement.”
(g)
The following paragraphs are added following the last bullet point on page 48 of the Offer to Purchase in Section 13 — “The Merger Agreement; Other Agreements.”

“For illustrative purposes only, if Annual Global Net Revenue in a fiscal year is $1.2 billion (and in no previous fiscal years has Annual Global Net Revenue exceeded $500 million), CVR Holders will receive a cash payment of $2.50 per share (equal to the sum of each of the $1.00 per share paid upon achievement of the $500 million threshold and the $1.50 per share paid upon achievement of the $1 billion threshold), net of certain deductions and tax. Additionally, if Annual Global Net Revenue in a subsequent fiscal year in or before the fiscal year ended December 31, 2037 exceeds $1.5 billion, CVR Holders will receive an additional cash payment of $2.00, net of certain deductions and tax.
Also, for illustrative purposes only, if the Company completes an action described in (ii) above, and such agreement results in $100 million in Transaction Proceeds (as defined in the CVR Agreement), holders of CVRs will receive a cash payment of $4.6 million, net of certain deductions and tax, in the aggregate to be distributed pro rata among the holders of CVRs. Such aggregate $4.6 million payment represents 25% of the Transaction Proceeds ($25 million) minus the Upfront Cash Consideration calculated by taking 50% of the product of 8,648,618 Shares (which, for purposes of this illustration, is based on the number of Shares issued and outstanding as of November 6, 2024), and $4.25 ($18.4 million), minus the amounts contributed by DPV Parent to the Company in the form of equity investments or loans for purposes of research and development (which, for purposes of this illustration, is based on a hypothetical contribution amount of $2 million).”
(h)
The following sentence is added to the second to last paragraph on page 50 of the Offer to Purchase in Section 14 — “Conditions of the Offer.”

“As of the date of this Offer to Purchase, DPV Parent and Purchaser were not aware of any Material Adverse Effect on Lumos that occurred prior to the commencement of the Offer.”
(i)
The paragraph on page 53 under Section 17 — “Legal Proceedings” is deleted in its entirety, and the following paragraphs are added:

“As of November 29, 2024, two complaints were filed in the Supreme Court of the State of New York by purported stockholders of Lumos regarding the Merger. The first complaint was filed on November 19, 2024, and is captioned Jones v. Lumos Pharma, Inc., et al., Case No. 659130/2024. The second complaint was filed on November 20, 2024, and is captioned Kent v. Lumos Pharma, Inc., et al., Case No. 659188/2024. The aforementioned two complaints are collectively referred to as the “Complaints.” The Complaints name as defendants Lumos and each member of the Lumos Board (collectively, the “Lumos Defendants”). The Complaints purport to allege negligence and negligent misrepresentation claims under New York common law relating to the Schedule 14D-9. The Complaints seek, among other things, an injunction enjoining consummation of the Offer and the Merger, rescission of the Offer or the Merger if consummated, costs, including attorneys’ fees and experts’ fees and expenses, and an order directing that certain information allegedly omitted from the Schedule 14D-9 be disclosed.
As of November 29, 2024, Lumos also received nine demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.
Lumos believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable laws and denies the allegations in the Complaints and Demand Letters. However, solely to avoid the risk of delay to the Transactions, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, Lumos is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth in the sections titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements”, “Item 4. The Solicitation or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated or Used” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Lumos specifically denies all allegations in the Complaints and Demand Letters that any additional disclosure was or is required or material.
Additional lawsuits or demand letters may be filed against, or received by, Lumos, the Lumos Board, DPV, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, DPV, Parent and/or Purchaser will not necessarily announce such additional filings.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DPV MergerSub, Inc.
By:
/s/ Christopher Uzpen

Name: Christoper Uzpen
Title:   President
DPV Parent, Inc.
By:
/s/ Christopher Uzpen

Name: Christopher Uzpen
Title:   President
Double Point Ventures LLC
By:
Butterfly Trust Company, its Manager

By:
/s/ Christopher Uzpen

Name: Christopher Uzpen
Title:   President
Date: November 29, 2024